Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

By Electronic Mail

May 9, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 9, 2019 The Nasdaq Stock Market (the "Exchange") received from Seanergy Maritime Holdings Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class B Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

